Contact

www.linkedin.com/in/aric-logsdon-a886841b (LinkedIn)

Top Skills

Product Development
Marketing
Team Leadership

Aric Logsdon

Scientific Director for Psycheceutical, Inc
Pittsburgh, Pennsylvania, United States

Experience

Psycheceutical
Scientific Director
September 2022 - Present (1 year 1 month)
Pittsburgh, Pennsylvania, United States

University of Washington
6 years 4 months

Acting Instructor
April 2021 - November 2022 (1 year 8 months)
Seattle, Washington, United States

Postdoctoral Research Fellow
August 2016 - April 2021 (4 years 9 months)

West Virginia University
PHD Graduate Student
August 2011 - August 2016 (5 years 1 month)
Morgantown, WV

THE COUNTRY CLUB of Meadville
Shift Supervisor
September 2006 - June 2011 (4 years 10 months)

Education

West Virginia University
Doctor of Philosophy (PhD), Pharmaceutical Sciences · (2011 - 2016)

Allegheny College
Bachelor of Science (BS), Neuroscience · (2006 - 2010)